

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Swee Guan Hoo
Chief Executive Officer
Energem Corp.
Level 3, Tower 11, Avenue 5, No. 8
Jalan Kerinchi, Bangsar South
Wilayah Persekutuan Kuala Lumpur, Malaysia

> **Re: Energem Corp.**
> **Registration Statement on Form F-4**
> **Filed December 7, 2022**
> **File No. 333-268716**

Dear Swee Guan Hoo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed December 7, 2022

Questions and Answers about the Business Combination and the Extraordinary General Meeting
What interests do the Sponsor and the current officers and directors of Energem have . . . , page 15

1. We note your response to prior comment 7. However, disclosure regarding amounts payable under the promissory note and administrative support agreement does not appear in response to our comment. Please revise your disclosure.

What shareholder vote thresholds are required..., page 19

2. We note your response to prior comment 8. Your disclosure here and on page 16 is inconsistent. For example, you state that [u]nless the Business Combination Proposal, the

Share Issuance Proposal and the Equity Incentive Plan Proposal are approved, then the Energem M&A Proposals (along with the Share Issuance Proposal, the Equity Incentive Plan Proposal, and the Director Appointment Proposal) will not be presented to the Energem Shareholders at the Extraordinary General Meeting." Please revise.

Summary of the Proxy Statement/Prospectus, page 22

3.   We note your response to prior comment 16. Please further revise the following disclosure on page 26 to clearly distinguish between the opinions of Baker Tilly and the recommendation of Energem's Board: "In view of the negotiated exchange of Graphjet Pre-Transaction Shares for the Energem Ordinary Shares to comprise the Transaction Consideration, Energem Shareholders would benefit from a significant and immediate 37.2% premium on the purchase price, assuming a USD $2.20 billion fair market value of Graphjet and an immediate 48.0% premium on the purchase price, assuming a USD $2.65 billion fair market value of Graphjet from Baker Tilley's fairness opinion – was in the best interests of the Energem Shareholders and recommended that Energem Shareholders approve the Business Combination and adopt the Share Purchase Agreement and related Transactions and proposals."

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 39

4.   As we previously requested, please provide summary pro forma financial statements including a balance sheet as of the date of your latest balance sheet and income statements for the latest fiscal year and interim period or alternatively remove this section.

Basis of Pro Forma Presentation, page 41

5.   It is not clear to us how footnote (3) relates to the amounts in the table above. Please revise.

6.   We note your response to prior comment 21 and your updated disclosure in footnote (4). We do not believe it would be appropriate to include PIPE investment shares in the table given the uncertainty you express in the footnote and elsewhere in the filing over whether you will be able to obtain the PIPE investment.

7.   Please revise your presentation of the subtotal lines in the table so Other Shareholders line item does not appear to be a subtotal.

Proposal No. 1--The Business Combination Proposal, page 74

8.   Please disclose the sponsor and its affiliates total potential ownership in the combined company, assuming exercise and conversion of all securities. If the sponsor will receive additional securities based on additional financing activities, then provide the disclosure requested by our prior comment 25 in this regard.

9.   We note your response to prior comment 27 and reissue the comment. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at

each redemption level presented in your sensitivity analysis related to dilution. In addition, we note disclosure that the $4.025 million deferred underwriting fee is based on a fee of $0.35 per share. Please revise to clarify that this per share amount is based on the number of shares sold in your initial public offering, and to disclose the current per share amount based on redemptions to date.

10.   Please revise disclosure indicating that Class B shares will automatically convert into Class A shares on the first business day following the consummation of the business combination to reconcile the apparent inconsistency with disclosure elsewhere and Article 35.2 of your second amended and restated Articles of Association filed as Exhibit 3.3.

Proposal No.1 - The Business Combination Proposal, page 75

11.   Please correct the typographical errors in the share ownership table that relate to "sponsor and related party" and "private placement warrants" amounts.

12.   Refer to the book value per share table on page 75. Please address the following:
   •   Provide footnote disclosure explaining how you calculated book value per share.
   •   Revise to present the table as of and for the fiscal year ended September 30, 2022.
   •   Reconcile the pro forma book value assuming minimum redemption to the amount disclosed on page 165.

Background of the Business Combination, page 76

13.   We note your response to prior comment 30. Please further revise your disclosure to clarify how you reached agreement on the transaction consideration of $1.38 billion in light of your disclosure that the final LOI provided you would pay approximately $1 billion. Additionally revise your disclosure to clarify how Graphjet's counter offer of an enterprise valuation of $2 billion was negotiated, clearly disclose the final enterprise valuation you agreed upon, and clarify how this relates to disclosure on page 24 that "The Business Combination implies a *pro forma post-closing* enterprise value of $1.49 billion and a current equity value of Graphjet at more than $2.20 billion." Disclose who is acting as advisor for the potential PIPE investment and describe negotiations relating to the size and other material terms of the PIPE.

14.   We note your revised disclosure in response to prior comment 31. Please further revise to provide additional information regarding ArcGroup's introduction of Graphjet to you, including the timing of the introduction, how many other targets ArcGroup introduced to you, and whether ArcGroup had a pre-existing relationship with Graphjet. Additionally revise your disclosure regarding ownership in the post-combination company to clarify how the 2% equity fee to be paid to ArcGroup at closing is reflected, including the ownership diagrams and tables. We further note disclosure on page 52 that indicates Energem and Graphjet have engaged a financial advisor. Please revise to clarify whether Graphjet has engaged a financial advisor and, if so, describe its role in the background section.

15.   We note your response to prior comment 37. Please revise this section to disclose any discussions about continuing employment or involvement for any persons affiliated with Energem before the business combination including, without limitation, the roles of Swee Guan Hoo and Doris Wong Sing Ee as directors of the combined entity.

16.   We note your response to prior comment 30. Please substantially revise your disclosure to provide a detailed description of the material terms of the transaction. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

17.   Please provide a detailed description of how the terms of the Share Purchase Agreement evolved throughout the exchange of drafts from the initial draft of the Share Purchase Agreement on June 27, 2022 until it was executed on August 1, 2022, and if applicable, describe how the terms differed from the LOI.

Opinion of Baker Tilly (Malaysia), page 84

18.   We note your response to prior comment 33. However, it does not appear that disclosure was revised to clarify the scope of the fairness opinion. We note disclosure that indicates the opinion determines fairness to Energem shareholders from a financial point of view (*e.g.,* pages 5 and 26), but also disclosure that indicates the opinion evaluates the fairness of the consideration (*e.g.*, page 84). Please revise to reconcile, taking into account the opinion's stated scope on page 2 thereof. Additionally revise the disclosure regarding Baker Tilley's fee to clearly state whether any portion is contingent upon completion of the business combination.

Beneficial Ownership of Combined Entity Securities, page 118

19.   Please revise your table to reflect the redemption levels in manner more constituent with your other disclosure. In that regard, we not here you include a column assuming 83.52% redemption. Please revise or advise.

Voting Rights, page 122

20.   We note your response to prior comment 40. Please revise to clearly disclose, if true, that holders of Class A Ordinary Shares of the Combined Entity are entitled to one vote per share and that holders of Class B Ordinary Shares of the Combined Entity are entitled to one vote per share.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 136

21.   We note the form of tax opinion filed as exhibit 8.1. If you are intending to file a short-form tax opinion, the disclosure in the prospectus and in the opinion both must state that the disclosure in this section is the opinion of counsel.

22.   We note your response to prior comment 41. We note your disclosure that there will be no material U.S. federal income tax consequences to U.S. Holders of Energem Class A

Ordinary Shares and warrants as a result of the Business Combination. Please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Energem's securities and revise your disclosure accordingly. Please refer to Item 601(b)(8) of Regulation S-K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website

Graphjet's Business, page 149

23. We note your response to prior comment 50. However, the document filed as Exhibit 10.11 appears to be a memorandum of understanding regarding a potential joint venture or collaboration agreement with Toyoda Trike Inc, dated August 1, 2022, rather than the supply agreement described in your registration statement and dated May 12, 2022. Please additionally file the supply agreement as an exhibit to the registration statement. Please also revise your disclose to (i) update the statement on page 150 that "The order and terms of the [supply] agreement is expected to be finalized by the end of December 2022," (ii) update the statement on page 152 that "Graphjet expects to recognize revenue in end of December of 2022, if not earlier," and (iii) reconcile the apparent inconsistencies between the description of the joint venture on page 153 and Exhibit 10.11, including with respect to the parties and the preliminary terms.

Graphjet's Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows for the Years Ended September 30, 2022 and 2021, page 162

24. We note that certain amounts in your table on page 162 do not appear to be consistent with your cash flow statement on page F-37. We also note that your discussion of operating cash flows on page 162 do not appear to be correct and that cash flows from investing activities appear to be excluded from both the table and your discussion. Please revise.

Unaudited Pro Forma Condensed Combined Financial Information, page 163

25. We note from your disclosure that Graphjet has been determined to be the accounting acquirer and has a fiscal year of September 30. However, it appears that you have presented the pro forma financial statements based on a fiscal year of December 31. Please expand your disclosure to clarify whether the fiscal year end of Graphjet will be changed from September 30 to December 31, and if so, when you expect that will occur relative to the date of merger. Under these circumstances, please also clarify whether you will recast prior financial statements based on the new fiscal year or if not, how you will transition reporting to the new fiscal year. Conversely, if you expect to retain the current fiscal year end of Graphjet, tell us how you have concluded that the pro forma financial statements should not align with the fiscal year of Graphjet as the successor entity.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2022, page 165

26.   Please cross reference each pro forma balance sheet adjustment to the related description in Note 3.

27.   Please revise the pro forma balance sheet to disclose the number of shares issued and outstanding on a historical and pro forma basis.

Experts, page 171

28.   Please revise to appropriately refer to Graphjet's financial statements as being as of September 30, 2022 and 2021.

Legal Matters, page 171

29.   Please revise the disclosure in this section to reflect the opinions filed as exhibits to your registration statement. It is unclear why Malaysian counsel would pass on the validity of the "Combined Entity Ordinary Shares," given that you are a Cayman Islands company; please revise or advise.

Energem Corp
Statement of Cash Flows, page F-5

30.   It appear your net cash used in operating activities does not total correctly. Please also revise to correctly place the subtotal lines throughout the table and remove the total line on the bottom of the table.

Energem Corp
Notes to Financial Statements
Note 7 - Shareholders' Equity, page F-29

31.   We note your response to prior comment 48 and reissue the comment in part. Please provide us with your analysis to support the equity treatment for your public and private placement warrants separately. As part of your analysis, please address whether there are any terms or provisions in the warrant agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Exhibits

32.   Please file the agreements described on page 153 under the caption "Intellectual Property" as exhibits to your registration statement, in accordance with your response to prior comment 43.

33.   The form of proxy filed as Exhibit 99.8 presents a single proposal 2, which appears

inconsistent with disclosure indicating that two separate matters will be voted upon pursuant to proposal 2. Please revise to reconcile. In addition, please mark your proxy as "preliminary."

34.   We note that the opinion and the registration fee table filed as Exhibit 107 refer to different numbers of shares. Please revise the opinion to cover all the shares being registered.

General

35.   Your response to prior comment 1 does not take into account your reporting history as a domestic filer. Accordingly, please refile your registration statement on Form S-4.

36.   We note your response to prior comment 3 and reissue it in part. Disclosure on pages 29 and 89 indicates that the sponsor will have the right to designate three directors and to approve or reject transactions involving Graphjet, however these rights are not described in the section cross-referenced. Please revise to describe the rights of the sponsor, identify the sponsor-designated directors, and include risk factor disclosure.

37.   Please update your disclosure to reflect the events reported in your Form 8-K filed on November 18, 2022, and related developments since then. Address, without limitation, the following items:

   •   Update references to the November 18, 2022, deadline, to clearly state whether one or more extensions have been made, provide the current deadline (*i.e.,* as of the date of your prospectus), and describe your expectations regarding further extensions.

   •   Quantify the amount and source of funds that have been or will be deposited in the trust account in connection with extensions. Update disclosure regarding the interests of the sponsor, your management, and their respective affiliates if amounts are or will be payable to them as a result of such deposits.

   •   Disclose the percentage of public shareholders who redeemed their shares in connection with the meeting held on November 16, 2022.

   •   Update disclosure throughout regarding the number and percentages of your outstanding shares, taking redemptions into account. Include the current number and percentage held by the sponsor, your management, and their respective affiliates, on the one hand, and by public shareholders, on the other hand.

   •   Clearly disclose the voting power of the sponsor and the percentage of public shareholders that is required to approve the business combination based on the current number of outstanding shares.

   •   If the trust agreement has been amended or modified, revise your disclosure accordingly and file the amended trust agreement as an exhibit to your registration statement.

- In describing extensions and trust fund deposits, replace the general reference, "as described in more detail in this proxy statement/prospectus," with a reference to the specific section where these matters are fully described.

- Update your exhibit index and references to the articles of association to be adopted in connection with the business combination, as these appear to be the third amended articles.

- Update your diagram on page 24 to reflect the impact of redemptions.

38. We note your response to prior comment 36 and reissue it. Since your charter waives the corporate opportunities doctrine, please revise your disclosure to address this potential conflict of interest and whether it impacted your search for an acquisition target.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing